Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

Company Participants

•	Lauren Landfield, Vice President, Corporate Finance and Investor Relations, Rovi Corporation

•	Fred Amoroso, President and Chief Executive Officer, Rovi Corporation

•	Dave Habiger, President and Chief Executive Officer, Sonic Solutions

•	James Budge, Chief Financial Officer, Rovi Corporation

Other Participants

•	Michael Olson

•	David Gober

•	Ralph Schackart

•	Kerry Rice

•	Rob Stone

•	Jeff Rath

•	John Vinh

•	James Goss

MANAGEMENT DISCUSSION SECTION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Rovi Special Investor Conference Call on the 23rd of December 2010. Throughout today’s recorded presentation, all participants will be in a listen-only mode. After the presentation, there will be an opportunity to ask questions. [Operator Instructions]

I will now hand the conference over to Mr. Lauren Landfield, Vice President of Corporate Finance and Investor Relations. Please go ahead, sir.

Lauren Landfield, Vice President, Corporate Finance and Investor Relations

Thank you and welcome everybody and thank you for joining our call today to discuss Rovi’s agreement to acquire Sonic Solutions. I’m Lauren Landfield, Vice President of Corporate Finance of Rovi and I’m joined today by Fred Amoroso, our CEO and President of Rovi, James Budge, CFO of Rovi, Dave Habiger, CEO of Sonic Solutions. I’m going to open with several housekeeping items and then I will turn the call over to Fred.

First, I’d like to remind you that all statements made during our conference call that are not statements of historical fact, including but not limited to statements regarding the company’s forecast of future revenues and earnings, as well as business strategies and product and debt plans constitute forward-looking statements that are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995.

Actual results could vary materially from those contained in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements are described in our Form 10-Q for the quarter ended September 30, 2010 and other filings with the SEC that are filed from time to time.

Second, shareholders of Sonic are urged to read the exchange offer documents regarding the proposed transaction when they become available because they will contain important information about the proposed transaction that shareholders should consider before making any decision regarding tendering their shares.

At the time the offers commence, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. Shareholders may obtain a free copy of the exchange offer materials when available as well as other documents filed by Rovi and Sonic with the SEC at the SEC’s website at www.sec.gov.

Shareholders of Sonic may also obtain a free copy of the exchange offer and the filings with the SEC that will be incorporated by reference in the exchange offer directly from Rovi or Sonic by directing a request to the company’s Investor Relations Department at the phone numbers referenced in the press release issued yesterday.

This communication shall not constitute an offer to purchase or the solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Third, Rovi will be and certain other persons may be soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain information – certain other offer documents, as well as the Solicitation/Recommendation Statement when they become available.

Fourth, our updated 2010 estimates released yesterday as well as our discussion in this call include non-GAAP or adjusted pro forma information, which exclude, as applicable, non-cash items and items that impact comparability such as amortization, equity-based compensation, transactions, transitions and integration costs as well as discrete tax items and the tax effect of all non-GAAP adjustments.

We discussed adjusted pro forma company information because this is how we evaluate our business. We believe that this presentation may be meaningful to our investors in analyzing the company’s results of operation. This non-GAAP discussion is not intended to be a substitute for our financial results presented in conformity with Generally Accepted Accounting Principles in United States and investors and potential investors are encouraged to review the reconciliation of adjusted pro forma financial measures included in our previous quarterly press releases.

And as a final piece of housekeeping, a replay of this conference call will be available as soon as practical on the Investor Relations page of each company’s website.

I would now like to turn the call over to Fred.

Fred Amoroso, President and Chief Executive Officer

Well, thank you, Lauren, and thanks everyone for joining us today. I am very happy to announce that Rovi has signed a definitive agreement to acquire Sonic Solutions. Rovi and Sonic serve similar customers and markets with complementary offerings. Both companies share a vision for the future of digital entertainment that consumers want an easy and integrated experience to enjoy their digital entertainment anywhere, on any device, and at any time.

As a combined company, Rovi and Sonic Solutions will be able to power the next wave of digital entertainment offerings with content discovery, delivery and enhanced interactivity capabilities that drive consumer engagement and therefore also accelerate our advertising opportunity.

Sonic’s RoxioNow digital locker enables consumers to readily move content across devices as the rights are managed through the cloud. Rovi’s Guide technology in conjunction with our extensive metadata and recommendations engine is what helps consumers find and discover digital media from a broad range of devices, both over-the-top and through managed networks.

In short, we believe that we can add value to all constituents in the ecosystem, including service providers, content owners, retailers and CE manufacturers. By enriching the user experience, we think that consumers will purchase more premium content, generating more demand for our solutions, which we believe will drive more traffic through our advertising infrastructure. A rich user experience driving premium content consumption, leading to uptake of our solutions across devices and providing targeted advertising capabilities. That’s why we’re doing this deal.

I’ll come back with some more specifics on the rationale. But right now I’d like to turn the call over to Dave for some comments and his perspective. James will then go over some of the key transaction details and then turn it back to me for some further comments. Dave?

Dave Habiger, President and Chief Executive Officer, Sonic Solutions

Thank you, Fred. I’m pleased to be here today to talk about a deal that represents a terrific opportunity for Sonic’s shareholders, employees, customers and partners. Rovi and Sonic share a vision for the future of digital entertainment of enabling the best consumer entertainment experience possible. And we believe Sonic has built an exciting portfolio of solutions that complements Rovi’s offerings.

Together, we believe the companies will be able to address the expanding digital entertainment marketplace with unique capabilities that will bring enhanced value to consumers.

A few months ago, we acquired DivX, which we believe gave us an excellent CE footprint, which among other advantages enables us to expand our RoxioNow offering. I believe that with today’s announcement, Rovi will be able to take our solutions to the next level of consumer satisfaction and provide even more choice and value in the consumer selection of digital entertainment.

As we moved through the strategic combination discussions of Rovi, we concluded that a transaction with Rovi represents the most compelling opportunity to deliver shareholder, customer and consumer value. Sonic and Rovi share the same vision for delivering a superior digital home entertainment experience to consumers and we expect to accelerate the realization of this vision by joining forces.

I’m happy to report that our Hollywood studio partners are excited by this news. The Rovi Sonic combination will help them achieve a much closer connection with the consumers. I might add here that Sonic and Rovi have partnered on a variety of offerings over the last several years and this transaction obviously builds upon those integrations.

We see a unique and compelling opportunity for our shareholders and therefore are excited by the cash-stock structure of the deal. It provides a sizable premium to our trailing trading value, including a 38.2% premium to our 30-day average closing price, based on Rovi stock on December 22, 2010. It also allows Sonic investors to take immediate cash benefit, reflective of the strong early start we have in a nascent but high potential market.

Sonic’s Board believes it is unlocking the greatest possible value for our shareholders and, as such, it fully supports and recommends that our shareholders approve the transaction by tendering their shares at the appropriate time. Fred and his management team have a bold vision in store for Rovi and a vision that will take full advantage of Sonic’s strengths. With the various components already in place at each respective company and the many growth opportunities that become possible by putting the two businesses together, I’m confident this combination has the potential to redefine the consumer entertainment experience and in so doing create significant higher shareholder value.

I’d now like to turn the call over to James Budge who will discuss the transaction in more depth. James?

James Budge, Chief Financial Officer

Thank you, Dave. I’d love to share a few highlights of the key transaction details. The enterprise value of the transaction is approximately $720 million and the per share value of Sonic common stock at signing of the agreement is $14.17, a 38.2% premium to Sonic’s 30 day average per share closing price as of December 21, 2010.

The acquisition is structured as an exchange offer for all the outstanding shares of Sonic common stock, to be followed by a merger. Under the terms of the agreement, which has been approved by both Boards of Directors, Sonic shareholders may elect to receive either $14 or 0.2489 shares of Rovi common stock for each share tendered and accepted in the exchange offer, subject to proration and adjustment pursuant to the definitive agreement.

Cash consideration paid in the exchange offer will equal 55% of the aggregate value of consideration and stock consideration issued in the exchange offer will equal 45%, with shares of Rovi common stock being valued at $56.24, as this was the average closing price of our stock over the 20 trading days prior to the exchange — the date of the agreement, which was the metric used to determine the exchange ratio.

We intend for federal income tax purposes that this agreement constitutes a plan of reorganization, which translates into a tax-free transaction for the stock component. In total, approximately 6 million shares will be issued and about $410 million in cash will be distributed to Sonic equityholders.

Upon consummation of the exchange offer, Rovi intends to complete a merger in order to acquire all the shares of Sonic common stock that remain outstanding after the completion of the exchange offer.

If the initial exchange offer and related actions permitted by the agreement do not result in Rovi owning at least 90% of the outstanding shares of Sonic common stock, the consideration paid to Sonic shareholders in the merger may consist entirely of Rovi common stock at an exchange ratio of 0.2489 shares of Rovi common stock.

Sonic Directors and Senior Management, who own approximately 11.2% of Sonic’s total equity, have agreed with Rovi to tender their shares and to vote any remaining shares that they own for the merger. Rovi intends to commence an exchange offer for all of the outstanding shares of Sonic Solutions in January 2011, which will remain open for at least 20 business days.

Upon completion of the merger, Sonic Solutions will become a wholly-owned subsidiary of Rovi. The transaction is subject to customary closing conditions and regulatory approvals, as well as the valid tender of a majority of the outstanding shares of Sonic common stock in the exchange offer, on a fully diluted basis. The exchange offer is expected to close during the first quarter of 2011.

Rovi stockholders will continue to own their shares of Rovi common stock, owned as of the closing. We will use cash on hand to fund the cash portion of the consideration and there are no financing contingencies in the transaction. However, separately, we do intend to raise approximately $500 million of term loan debt financing, which we expect to use for general corporate purposes, including the repurchase of our common stock and our outstanding convertible notes from time-to-time depending on market conditions.

To that end, our Board of Directors has authorized up to $400 million in stock purchases and up to $200 million in purchases of outstanding convertible notes. I believe we’ve proven to be good stewards of our capital, having demonstrated an excellent history of debt paydown and capital structure optimization.

We believe that our operating cash flow will provide ample capacity that services new debt, and the debt will continue to drive enhanced return on equity.

Included in yesterday’s announcement, we also previewed our full year 2010 financial results and in doing so, we raised and narrowed our estimates for 2010 to a range of $538 million to $542 million for revenue and $2.08 to $2.12 for adjusted pro forma income per share.

I’d like to briefly update our 2011 outlook. On our third quarter earnings call held in October, we provided 2011 directional revenue estimates and having the benefit of a couple of months subsequently, we can provide a little more clarity. Our digital trends remain robust. Growth in our key areas such as TotalGuide initiatives, CE devices, cross-platform licensing, digital subscriber growth, and advertising remain strong growth drivers, and we continue to see them averaging double-digit growth.

At the same time, as we reiterated last quarter, our legacy analog business continues its decline and we expect that rate of decline to pick up next year. This brings us to a range of around 8% to 12% for 2011 for Rovi standalone. With analog going away quickly next year, we expect to see higher growth in 2012 and beyond, in excess of 15% annually.

We believe that the growth drivers we add from Sonic will further enhance our ability to grow north of 15%. On the bottom line, we should expect to see adjusted pro forma earnings in the teens on a standalone basis. But the Sonic transaction is expected to generate over $15 million in expense synergies realized in 2011 and be $0.05 to $0.10 accretive to 2011 adjusted pro forma income per share.

We expect to exit 2011 having removed over $30 million in annualized costs from the combined business and are on track for pro forma growth in the 15% to 25% rate next year. We expect to realize some immediate cost savings and expect incremental profits to rise quickly as synergies materialize over the five-year forecast period we internally develop.

Overall, we expect to continue to generate significant operating cash flows as a combined company. As a reminder, we’re hosting an Investor and Analyst Day at CES on January 7th and all investors are welcome to attend. We will provide further insights into the combined company model at that time. And with that, I would now like to turn the call back over to Fred. Fred?

Fred Amoroso, President and Chief Executive Officer

Well, thank you, James. I would now like to give a brief overview of the two companies for those of you who may be either new to both companies entirely or our shareholders of one of the companies but not the other. If you have been following Rovi, you will know that we are focused on revolutionizing the digital entertainment landscape by delivering solutions that enable consumers to connect to new entertainment for many sources and locations.

We do this through our Guide Solutions. These include not only software guides, but also more importantly extensive entertainment metadata to power consumers’ discovery of television, movies and music. These solutions enable consumers to discover and manage their entertainment wherever and whenever they choose. We offer these solutions to customers across the consumer electronics, television service providers and online verticals.

Protecting our investment in these solutions is our patent portfolio. Rovi holds over 4,700 issued or pending patents worldwide and is headquartered at Santa Clara, California with numerous offices across the United States and around the world, including Japan, Hong Kong, Luxembourg, and the United Kingdom.

Rovi has been focused on entertainment discovery via guidance through its electronic program guides, entertainment metadata as well as search recommendations and custom applications.

Sonic has brought to market solutions focused on digital video from the offering process, video distribution, consumer focus, media management and playability of video across devices, including a broad video catalog of over 20,000 movie titles and TV programs with key rights to new release premium content in the 28th day window. Together, the resulting offerings bring an end-to-end solution that enables integration across the ecosystem of digital entertainment. Sonic has licensed its industry leading cloud-based digital media delivery infrastructure, known as RoxioNow, to major retailers, movie studios and CE manufacturers. RoxioNow distributes its content catalog of rights across connected CE devices such as digital televisions, Blu-ray players and mobile phones.

The RoxioNow technology is expected to be on over 30 million connected devices by June of 2011. Sonic’s DivX offering is distributed in over 350 million CE devices. The DivX player software is downloaded over 100 million times per year and 0.5 billion times cumulatively, and has had over 2.5 billion launches since 2009. Additionally, Sonic’s Roxio offering, which enables consumers to manage personal media content, ships over 40 million copies per year and support strong consumer retail and PC OEM relationships.

We expect that Sonic’s broad offerings coupled with Rovi’s Guide software and metadata will generate an expanded solution and a richer user experience. So how does it come together? Well by way of background, a key value proposition of TotalGuide is that it will search across content distributors rather than locking consumers into any one distributor. So if you want to watch a movie you don’t have to depend on any given source, but you can instead find out where that content is available across the retailers. The whole concept of over-the-top content is about introducing options to consumers to tap into content catalogs.

TotalGuide is intended to be the steward of the consumer’s journey. TotalGuide is not about embedded software, it’s about cloud services. Our cloud services, which include our rich metadata content and recommendations, smartly guide the consumer to what they are really seeking. Sonic’s RoxioNow enables a similar open environment as TotalGuide, enabling consumers to access content freely across devices.

RoxioNow digital locker enables the consumer to purchase a title and watch it on any RoxioNow enabled device, detaching the content, from both physical media and a reliance on the point of purchase. Rovi enabled the discovery of content. RoxioNow enables the fulfillment of the purchase generated by the informed consumer. RoxioNow then manages its use across all devices. This is the strategic alignment of the vision.

Now to the specific reasons we believe we can generate extra value through the combination. Well first, we are currently working together having already integrated RoxioNow and TotalGuide. RoxioNow’s retail customer, such as Best Buy and Blockbuster are integrated through RoxioNow into TotalGuide. This adds value to TotalGuide as we can bring content to CE devices. Given the rush to connect to devices and delivery of over-the-top content to these devices, simplifying the integration for CE manufacturers is valuable. Secondly, we’re seeing the ability to turn this relationship into a unique driver of value for the consumer. By even more tightly integrating the two offerings, we see the ability to deliver retailers more value as we enhance the user experience.

Specifically, we plan to use our TotalGuide Web services to power RoxioNow’s consumer experience. Our metadata and recommendations will provide consumers the data they need to make purchase decisions. Being a cloud-based offering, we’re agonistic to what software embedded Guide has deployed. In fact, that’s largely covered by our IP licensing business. We believe the real long-term value within the intelligence that we bring to the consumer through our industry leading metadata and recommendations Web services. We believe this functionality can drive more transactions to RoxioNow, enabling it to more quickly achieve its potential. In sum, we believe more metadata and search equals more transactions.

We also believe that this could create a positive feedback loop, as more transactions create a sticky user experience and draws more users into the loop. And that’s where we get to monetize the next leg of our opportunity, more users equal more advertising opportunities. I mentioned a broad footprint of devices and installed base of users. As we enable more transactions on a RoxioNow platform, we believe that we can target rich ad capabilities to our partners, which will generate even more transactions.

So pooling it altogether is a benefit to our licensing business. We see the ability to integrate a number of our technologies with RoxioNow to boost our device licensing opportunity. When we look at the suite of the offerings a device will require to enable consumers to instantly enjoy digital media anywhere, we believe that we have the core ingredients. Guidance is required to discover content. Commerce capability is necessary to purchase and manage the content and RoxioNow brings that. You then of course need to play back the content and a DivX Codec enables that.

Along the way there are many other value-added technologies that we can provide and we believe the combined offerings could provide the key element device manufacturers need to support over-the-top. We believe this of course creates a need for traditional service providers to respond with advance content delivery capabilities. Building on our TotalGuide for service provider offering we are well positioned to enable them to participate in this opportunity. By providing them access to the RoxioNow service, we believe that we can enable service providers to not only improve their monetization of their existing VOD offerings, but also expand their reach outside of their traditional networks.

We believe that these areas only scratch the surface of the combined company’s potential. We haven’t mentioned the ability to execute on some of the original DivX Sonic synergies, such as cloud-based encoding through MainConcept, tapping into DivX’s international presence and user-generated content traction or developing a more direct relationship with the consumers through the Roxio products.

All these topics and more are to be detailed in the future, as we head towards a combined company. These trends we talk of in terms of over-the-top and connected devices are happening now. It will take some time for us to get the integration complete and start executing on that opportunity. But, I think this combination is truly unique.

And I expect a lot of positive momentum in the near future that demonstrates our potential for the long run opportunity. I think it will be quite clear at CES this year that the market is moving in a direction that we’re squarely focused on. And I look forward to discussing the opportunities further on January 6th through the Sonic Investor Meeting and Friday the 7th at the Rovi Investor Meeting.

With that, I’ll turn the call back over to Christine. We’ll be pleased to answer any questions that you may have. Christine?

Q&A

Operator

Thank you, sir. [Operator Instructions] Your first question comes from Mike Olson with Piper Jaffray. Please go ahead.

<A - Fred Amoroso, President and Chief Executive Officer>: Hey Mike, how are you?

<Q - Michael Olson>: Doing well, good morning. Couple of quick questions here, you talked about it there for a second Fred, but can you just expand on how service providers will react to the rental and sale of movies through iTunes now versus their own on-demand offerings?

<A - Fred Amoroso, President and Chief Executive Officer>: It’s a great question, Mike. So look one of the things if you could see that’s been going on with some of the service providers adding for example at over the top content capability already, concepts like TV Everywhere, this is something that’s not new to them that in order to provide a more fully enabled user experience, they are going to incorporate and look for ways to incorporate not just the broadcast content through their existing relationships, but to add the opportunity of having over the top content that supplements and creates more value for their on-demand offering, their VOD offerings.

And so with RoxioNow the ability that we have to add that huge catalog of both movies and TV to the capability of over the top for their customers is, I think, a huge plus for them to create an integrated solution for their subscribers.

<Q - Michael Olson>: All right, thanks for that clarification. And then the other thing is I realized the focus here is going to be squarely on Sonic’s RoxioNow business and that’s been really the focus of investors. But how are you thinking about the Roxio digital media software business, it doesn’t necessarily seem like as close a fit for what Rovi is doing going forward?

<A - Fred Amoroso, President and Chief Executive Officer>: So look Mike one of the key things if you – and I know you have followed Rovi for some time, is you realize that one of the key value propositions we do is we really leverage all of the strategic assets that we have across all of our business segments to fulfill our overarching vision. Each part of Sonic actually has a value proposition that we see and I mentioned in the part of my comments in prepared comments to offer some significant value. So DivX has codec, DivX has a tremendous following internationally, DivX has DRM, DivX has an opportunity to extend a footprint, a huge footprint in consumer equipment. DivX also has a tremendous use of following hundreds of millions of downloads a year, half a billion downloads cumulatively 2.5 billion interactions.

Roxio, which is, yes, a more traditional consumer product drives a significant amount of profit for the business. So we kind of like profit here as you know. But also Roxio has a significant consumer following. They have the largest market share in this area and our ability to provide increased value and capability to consumers and as we reach to a more consumer directed value proposition I think can be easily fulfilled through the Roxio products.

And then lastly, the MainConcept authoring tools, the products etcetera just give us a versatility that we think is required in this new space to offer codecs in different environments depending upon the device that might be out there and the uniqueness of the ways that consumers may choose to enjoy their digital media across many different environments.

<Q - Michael Olson>: All right. Thanks very much.

<A - Fred Amoroso, President and Chief Executive Officer>: No problem.

Operator

Thank you. The next question comes from David Gober with Morgan Stanley. Please go ahead.

<A - Fred Amoroso, President and Chief Executive Officer>: How are you?

<Q - David Gober>: Good morning. Thanks for taking the question. One for Fred and then a follow-up for James. For Fred, I mean, the RoxioNow platform is obviously a very interesting piece of this merger. Digital sell-through and rental really have been kind of slow to get going at least I think relative to what most of the studios and industry watchers have kind of assumed. And I think there has been a lot of discussion about how those models have to evolve, I think you guys have already been involved with the UltraViolet initiative. Just curious if you can give us your view of how you see that business evolving over time and how you see authentication and various types of business models evolving over time.

<A - Fred Amoroso, President and Chief Executive Officer>: Sure. So look first of all every huge trend starts small, it has to by definition. Almost any statistic, any survey, anything that you read from any of the analyst will tell you that the amount of video being consumed, enjoyed, accessed online is increasing dramatically. A matter of fact, just in the space that we’re talking about it’s been increasing by 6000% over six months. So the trendlines are clear.

Secondly, the Internet, which really enables the broad distribution of digital content and ultimately is transforming the home entertainment industry, is unidirectional. I’ve never seen an industry where the Internet has kind of started and then faulted or stopped. So we think actually this is about driving a starting point, a high value through the combined offerings of both companies.

But at the same time, as we’re seeing the Internet change this industry we’re also seeing a whole new generation of devices that the CE manufacturers are developing out there, devices that are all connected to the Internet and so what that does is it just enables the capability to not just stream or enjoy digital media through a TV environment but across any of the devices that consumers will ultimately want to enjoy it and what has been a sought after opportunity for a while is that the freedom for the consumer to take the content and unlock it being physically tied to a single device and make it available to all sorts of devices.

So if they want to download or buy a movie or a TV show they can show it on one device today, they can get in their car and perhaps show it on their DVD players in the car, connected devices in the car or as a vacation home or anywhere else that’s ultimately fulfilling the ambition of what this industry has been talking about for the last 10 years.

<Q - David Gober>: Great. And just for James one quick clarification and then a follow-up on, in terms of the deal is there any break up fee or kind of exclusivity in terms of the discussions? And then more broadly on the return of capital initiatives and the debt raise, just curious if you could kind of give any longer-term goals of where you see optimal leverage ratios being or – and also how quickly you expect to buyback stock and/or the convert?

<A - James Budge, Chief Financial Officer>: Yeah, sure the break fee of the transaction is about 3% and as far as our capital strategies, as you saw in the release today and the comments here, we, after authorization of stock purchases, the 400 million and 200 million for outstanding convertible notes, we do have a tranche of convertible notes coming due in August. We have been buying them back over the last year and probably would continue to do so.

We did issue or we plan to issue about 45% of this deal in equity or about 6 million shares and we would like to reduce some of that dilution by taking some of the shares off the market. So you can probably expect us to execute reasonably quickly on some of those initiatives, that those Board authorizations that we have. And I’d say as far as optimal capital structure going forward, we probably like to be somewhere in the 3 to 3.5 times debt to EBITDA kind of ratio and that’s about where we would expect to be with this new capital raise that we’d go out and do.

<Q - David Gober>: Great. Thank you very much, guys.

<A - Fred Amoroso, President and Chief Executive Officer>: Yep. You’re welcome.

Operator

Thank you. The next question comes from Ralph Schackart with William Blair. Please go ahead.

<A - Fred Amoroso, President and Chief Executive Officer>: Hello Ralph.

<Q - Ralph Schackart>: Good morning, earlier this time, happy holidays.

<A - Fred Amoroso, President and Chief Executive Officer>: Happy holidays.

<A - James Budge, Chief Financial Officer>: Happy holidays.

<Q - Ralph Schackart>: I got a bunch I’ll try to go quick. Let me start with Fred first. Fred you’ve obviously done a lot of acquisitions in transforming what we knew is Macrovision to Rovi. Can you give us a sense of – sort of rank order how strategic Sonic has been in all the deals you’ve done since taking over Macrovision I guess what about five years ago?

<A - Fred Amoroso, President and Chief Executive Officer>: Five and a half years ago, but who is counting Ralph.

So look, each different acquisition that we have done has built on the capability even from the strategy that we developed in the fall of ‘05 where we saw what was developing in the market moving from physical to digital, the transformation to the Internet compounded by connected devices.

We recognized that the big challenge was going to be, how do you find things. We started to buy metadata, AMG, Muze. We recognized it was all about TV. So we went and acquired Gemstar that added TV metadata. It also added one of the most significant pieces of our portfolio, which was our patent portfolio as well as the ability to develop guides for consumers to find things.

And now with this acquisition, we take it yet to the next level of moving into that digital sphere so that consumers can not only find the content, but they can actually enjoy it, play it in multiple environments from multiple sources on any device. So I don’t want to say one is more strategic than the other although I’m sure the entire Sonic team would love me to say that now. But it all builds up to make I think what the great company that Rovi is today, and the value I think of the combined offering is that, I think to Sonic, to Sonic shareholders, to Sonic’s employees, to Sonic’s customers and partners, the combination really creates a significant capability within this marketplace.

<Q - Ralph Schackart>: Right. And just on the ad platform, I know haven’t really focused on as much at least investors haven’t. But seems like there’s a big opportunity here as you authenticate cross-platforms and know what the consumer has in the cloud. Are we thinking about that right and can you sort of give us a little bit more color on what you could do on the ad platform now?

<A - Fred Amoroso, President and Chief Executive Officer>: Right, you realize that as we have said we share ad revenues with CE manufactures and with service providers around the broad distribution of our products. Part of our cloud-based offering is and in fact our ability to serve ads through any connected device doesn’t even have to be something that has our product embedded in it.

But where our products reside obviously just creates more synergy and more ease of use. So the ability to take all of the portals that exist within Sonic as an addition to our own portals, the ability to take the footprint of devices, for example, that DivX has as well as the consumer footprint of the Roxio products just creates more and more of that ad network that we can leverage. And as you know, the larger ad network attracts more advertisers, more advertisers allows more direct interactions with consumers, increases fees associated with advertising and it just kind of fuels the whole system, Ralph.

<Q - Ralph Schackart>: Great. I’m going to move on, if you don’t mind, to Dave. Dave, you touched on in the prepared remarks about the studios liking the deal, and can you give us some perspective on maybe – or some more color on what the studios are thinking and perhaps some of your other partners?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: We’ve obviously reached out to our partners and I have yet to hear anyone who is not anything but extremely excited. This is – it puts Sonic in a stronger position. We’re a bigger company. Certainly our partners are relying on us for the cloud services rights, I mean there’s a lot riding on this. Yes, it’s a nascent market but anybody who’s been in this space knows that what’s happening right now happens every 20 years or so. There is a fundamental shift to an industry, kudos to Fred for seeing it maybe earlier than others with Gemstar deal. I think we spotted it and some of the smaller companies have responded.

So if you are somebody who needs to reach consumers with premium content, whether it’s rental or subscription or purchase, we don’t care. There’s critical pieces of the infrastructure, monetization through advertising. There’s technology. Obviously, there’s – we’re small companies or Sonic’s certainly a small company. Rovi brings us scale which, if you’re a partner, makes you feel comfortable. We certainly have resources that we hadn’t had in the past.

More importantly, the strategic fit is obvious. I’ve done deals in the past, where you have to explain for five or 10 minutes why it’s important to that particular partner or customer. In this case, within three seconds they get it. There’s not even an explanation. These are the same people that are working with Rovi and the same people working with Sonic to achieve the same end goal, which is getting content from the studio to a consumer and it requires a lot of IP technology platforms. And we’re both – we’re, I think, one of the two, if not the only truly Switzerland-like companies in this space who are working towards that end goal. So nothing at this point other than extremely positive feedback.

<Q - Ralph Schackart>: Great. And then, another question, Dave, if you don’t mind, been a lot of buzz in the end market about potentially working with Google as it relates to Sonic. Can you give us some perspective from a Sonic standpoint and, Fred, maybe, I know it’s your favorite question, give us some perspective now about Google TV going forward?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Let’s see, this is Dave, we have — obviously, we’ve covered this in our previous calls, we have multiple relationships with Google, multiple contracts. They are a very strategic partner of ours. They have been – we have continued what we’ve built from a technology platform and rights platform. It’s certainly something that someone like a Google could leverage and use. That being said, we’ll leave it up to them to talk about what they’re doing with YouTube or anything else. That’s not our place and at the appropriate time, I’m sure they’ll talk about their plans and how we fit into those. Certainly, I want to clarify that they are a strong partner and will continue to be and we’ll expand on those relationships going forward.

<A - Fred Amoroso, President and Chief Executive Officer>: So, Ralph, this is Fred. When you look at Google or you look at Apple or you look at almost anybody in the space who is all trying to provide a broader capability to the market, to attract consumers, to increase their penetration and their position and ultimately their footprint and revenues, realize that we are not competing with them. We are a B2B provider. And this is about creating capability that we can offer to the broad set of the ecosystem whether it’s retailers, etailers, whether it’s service providers or CE manufacturers all trying to reach the consumer. So in many respects whether Google TV has decided to slow up in their introduction at CES, as has been widely reported, or other things that are going on.

When you look at everything we have done, Ralph, we believe that our strategy is about not being a small tiny niche company with a niche solution. This is about being a more relevant player in this rapidly developing and huge market. It’s about having larger and more capable footprint and more solutions that we could bring to all of the customers that we serve. If we do this right, then we just become that much more important to the broad set of customers that we can deliver all of this capability through.

If we do it right, then we take a broader capability of solutions that we can offer our customers and can participate in the broad transaction flow that ultimately results from this rapidly expanding marketplace. And if we do it right, then we’re strategically more relevant, we’re harder to displace. We’re more important to all of our customers and all of our partners.

<Q - Ralph Schackart>: Got one last one, I’ll turn it over, to the extent you could comment on any key management changes you anticipate or any roles for Sonic key management going forward within Rovi it would be helpful?

<A - Fred Amoroso, President and Chief Executive Officer>: So two things, first of all, obviously you know that the companies must be operated independently until the transaction actually closes. Obviously, that is a very high regard in all of our planning. We will go through integration planning and our ability to really understand the organizations, how the organization should combine and how do we generate maximum value by bringing the organizations together.

I’ve known Dave for long time, he still has to buy me a good dinner I’m waiting for, but it’s not like these companies don’t know each other, we know each other for quite some time. We have relationships for a long time as to how management feels and their willingness to support it. I’ll tell you my view and then I’ll turn it over to Dave. But I think this to a large extent sees the ultimate value and vision that they also saw in the marketplace and I think it’s exciting for them. Dave, what do you...

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Yeah, I would agree, Ralph. From my perspective and I speak for the senior management team and the Sonic perspective, the vision’s identical, right. We’re in the middle of an amazing transformation and we’re quite happy with what we’ve done. And I’m amazed and impressed with what Fred’s done and certainly over the last several years is — it’s a good fit. We — me personally, I’m looking forward to working towards doing everything I can to see this succeed and Rovi succeed in this space.

The nature of this deal actually reflects that. The fact that our shareholders can either choose stock or cash. I think you can certainly – it’s a — Rovi’s a small company relative to a much larger company, there’s like a large gap. In this particular case, the success of this entire company is going to be reflected in the share price and through Sonic’s share exchange. So I’m looking forward to helping out and I think our team feels good about this going forward and this transaction.

<Q - Ralph Schackart>: Okay. Thanks again. I’ll turn it over.

<A - Fred Amoroso, President and Chief Executive Officer>: Take care, Ralph.

Operator

Thank you. The next question comes from Kerry Rice with Wedbush. Please go ahead.

<A - Fred Amoroso, President and Chief Executive Officer>: Hello, Kerry.

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Hi, Kerry.

<Q - Kerry Rice>: Hey, guys. Congratulations on the transaction. Really kind of more housekeeping type of things, but maybe start just on a clarification with you, Fred. So if I think about RoxioNow and the digital locker and the ability to access content across devices, should I think of it as the Guide being on all these devices and that’s the way I access the content, is through the Guide?

<A - Fred Amoroso, President and Chief Executive Officer>: So, remember that one of the key things in our strategy was that we didn’t want to have a single uniform product, right, where our Guide and our user interface would be the only way that we would represent the value of our solutions. The whole reason that we created our cloud-based structure is to recognize that CE manufacturers, retailers, service providers want to create their own branded environment, want to create some of the unique capability within those environments as they compete with each other for customer – consumer eyeballs and reach.

So, all of our cloud-based offerings is to create that level of flexibility within our customers to customize their environment. Sometimes, it’s a Guide; sometimes it’s a storefront. It really it depends on how the customer wants to get it out. Sometimes, it’s a portal, but it’s all powered by our cloud capability and it could be customized by customer.

<Q - Kerry Rice>: Okay, that helps. And then as far as the synergies, this is more for James, should I think of the 15 million in synergies that you’ve highlighted as costs synergies versus revenue? Is there a combination or how do I think about those synergies and where they’re coming from?

<A - James Budge, Chief Financial Officer>: It’s all cost synergies, much more easily in our control. We do believe there are revenue synergies in the deal for all the reasons outlined by Fred and Dave in their remarks, but we have not factored them into the financial structure.

<Q - Kerry Rice>: Okay. And then, James, you can answer this or Dave, obviously, with the closing of the DivX transaction in early October, I don’t know if you guys have provided some sense of what you think revenue will be on a calendar basis, as I think the – you have a fiscal March year end, Sonic Solutions does. Any thoughts on kind of the revenue contribution and EBITDA contribution from Sonic, did you give any guidance for 2011 previously that we can – that we know of?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Yeah, I think I’ll point you back to our previous earnings call for any of that. I think that’s probably the best place to get color, in this call we won’t be updating anything in that regard.

<Q - Kerry Rice>: But that just included next quarter, right, and didn’t give like a full year, is that correct?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: We provided some metrics and commentary, but I’ll send you back to that one for the specifics and you can – you can probably go to the transcript is the best approach.

<Q - Kerry Rice>: Okay. And then finally one question left for you, James. If I think about the Rovi kind of standalone business, in Q4, you guys obviously raised your revenue guidance. Can you give us any indication of what really drove that? Was it the recent online – wins with Apple, Comcast and kind of online mobile environments or were there catch-up payments for anything or how – where is that strength coming from?

<A - James Budge, Chief Financial Officer>: I think you’ll see strength across the board when we get to those remarks in February. But we definitely, as you know from a couple of quarters ago we forecasted down for the second half on device shipments that came in strong for us on the digital side, we had a great quarter for our service provider business.

We did well with another cross-platform deal with the Cox announcement we made a few weeks or just a week ago or so, and pretty much all elements of our business are functioning really well right now. I think with the exception of ACP, which as we’ve highlighted multiple times, is on a declining path.

<A - Fred Amoroso, President and Chief Executive Officer>: I think if you follow all of the last — I don’t know, how many quarterly scripts and reports that we’ve done, I think the characteristic is broad based execution across many of the different business segments. It’s not a single transaction anomaly.

<Q - Kerry Rice>: Okay. I appreciate it. Thank you.

<A - James Budge, Chief Financial Officer>: Yep, take care.

Operator

Your next question comes from Rob Stone with Cowen. Please go ahead.

<A - Fred Amoroso, President and Chief Executive Officer>: Hello, Rob.

<Q - Rob Stone>: Hi guys. Thanks for livening up what was otherwise likely to be a slow news day.

<A - Fred Amoroso, President and Chief Executive Officer>: Hey, we aim to please, Rob.

<Q - Rob Stone>: I was going to go out and do some shopping.

<A - Fred Amoroso, President and Chief Executive Officer>: Well now you’ve got to write something. That’ll teach you next time to wait too long to shop for the holidays.

<Q - Rob Stone>: I have a few questions, if I may. The first one, which I guess is for Fred, and any comment from Dave would also be helpful. You put quite a bit of thought into branding strategy in rechristening the company, Rovi. How do you think about branding going forward? Sonic has a bunch of different brands, partly as the result of the combination with DivX. What are you going to do with all of that?

<A - Fred Amoroso, President and Chief Executive Officer>: So that’s stuff that we will wind up getting into in the next stage. Look, we recognized that Sonic has some very good brands, they’ve been around for a long time; not dissimilar that Macrovision had a brand that when we bought Gemstar, there were multiple brands in Gemstar. And basically we take a look at the market, we take a look at our capability, the leverage, how we bring all of our products together. And we’ll make determinations of branding after the transaction closes and we look at it from an integration and a little bit longer term rather than shorter term perspective.

<Q - Rob Stone>: Okay. My second question has to do with how to think about the economic split on relationships, where you have a TotalGuide platform, cloud-based services delivering content, advertising, there’s a CE guy in there, there is a retailer in there, there’s a content provider, roughly how do you approach this in terms of the economic split to various players going forward?

<A - Fred Amoroso, President and Chief Executive Officer>: So the economic split is going to be interesting. I think to a large extent those are going to be uniquely customized by our — by the customer we’re serving and how many of our products are Cloud offerings of various solutions that they might like to participate in, as to how much of an opportunity and what the pricing might be. Look, obviously, we’re a economically motivated company. I think you would appreciate that. And more volume, more penetration ultimately relates to more favorable pricing in our minds.

As it relates, Rob, I think I’ve had conversations relating to this broadly, but we have an increasing footprint of economic value within households, right? If you think that we get paid for any digital TV or Blu-ray player or increasing connected device that might have a Guide on it, either through our IP or through our products, the fact that we get paid for service provider, subscriber relationships within the household, in fact that we can reach many different devices and the consumers in many different ways for advertising what we’re really doing is increasing the penetration that we have of economics by household. We don’t count it that way, but that’s really what happens.

<Q - Rob Stone>: It seems to me just from a 50,000-foot view that every party in these relationships gains incrementally from this set up. The consumer gets more value, the retailer gets more value, the CE guy gets the share of advertising, maybe a transaction. The only one who seems to be potentially positioned for giving up some share is the service provider. I’d say they don’t have a choice, but to open up the platform.

<A - Fred Amoroso, President and Chief Executive Officer>: So, first of all, from my 10,000-foot level, I agree with you with one exception and that is, look, the service provider today has the relationship with the consumer. The service provider has been the integrating point for all entertainment to be driven through the TVs to the consumer. And in a home environment it is about TVs. If you look about what service providers are moving to, though, they are moving to where that entertainment content can be streamed, not only to the TV, but through different devices that the consumer has. That is what’s going on in terms of the new carriage agreement discussions that are developing.

If you look at it from a service provider perspective, they are recognizing that they want to offer more over-the-top capability, more choices for their consumers, because they recognize that the consumer has more choices and they need to respond to that opportunity.

So, I think actually that the service provider, excuse me, unlike the position that, everybody is going to cut the cord. This is all going to go away. I don’t follow that at all. I actually think this is a great opportunity for the service providers as well to take advantage of our offerings and our existing relationships and add TotalGuide per service provider, add over-the-top capability to that relationship and offer a significantly more advantage value proposition to their consumers than they have today. Dave, do you want to comment?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Yeah, I would just add to that. We’ve, if you listen to our previous calls from Sonic’s perspective, we focused very, very heavily on the service providers for our platforms. So, that’s where we have been and are planning on, on tremendous amount of growth. They are well funded, focused and they want to be on as many devices as possible and we’ve designed a technology platform specifically for them. In our previous call we mentioned that you should expect to hear plenty of announcements with partnerships, I think we said in the coming months. So that is a very, very strategic part of what Sonic has built and a focus of our cloud-based strategy.

<Q - Rob Stone>: Great. Final question, this is for James, just to make sure I understood what you were saying about synergies. So I think in the press release you’re looking for 15 million benefit in calendar ‘11, but it sounded like you were saying exiting the year it would be on a 30 million run rate. Is that the right way to think of it?

<A - James Budge, Chief Financial Officer>: That is the right way to think of it. We obviously will need to execute those synergies over the coming months, so we won’t get the full benefit in 2011, about 15 million though. And to your point, we’ll exit with 30 million savings as we go into 2012.

<Q - Rob Stone>: And this is all assuming the transaction closes what to — sometime before the end of Q1 or...?

<A - James Budge, Chief Financial Officer>: Yeah, I mean the target right now would probably be the end of February, based on when we get the documents out into the market, but at current rate we expect the end of February, but sure give us till the end of Q1.

<Q - Rob Stone>: Great. Thank you very much.

<A - James Budge, Chief Financial Officer>: Yep.

Operator

The next question comes from Jeff Rath from Canaccord. Please go ahead.

<Q - Jeff Rath>: Hi guys, congratulations as well. Just some sort of numbers-related questions here. Dave, you had kind of shared with us that you had felt that RoxioNow or your customers would be on about 30 million devices kind of by mid 2011, if I recall. And, Fred, I think you had suggested, and correct me both if I’m wrong, but Fred, I think you had said that there was a potential that for TotalGuide like experiences to be I think it was on 15 million devices in 2011. First of all, [inaudible]. And secondarily, it sounds like there’s some overlap. So, thinking about that — combining that number, is it – can you give me an idea of what the real number is for that?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Yeah, hi, Jeff. This is Dave Habiger.

The — first off, let me say there is no overlap. We’re talking about different pieces of technology in the sack relative to devices. With regard to Sonic, we’ve actually — we’ve said it’s over 30 million. In on our last call we indicated it was well over 30 million. So, we’ve — the first 30 million target that we gave was, I guess, going back maybe nine months ago. And, so on our public statements we’ve been very clear that that is – we’ll be well beyond 30 million. We’ll be on 95% of the chipsets.

The clarification I’ll make, just so Fred and I are in sync here on what our 30 million versus the Rovi’s. That 30 million is a very specific subset of the overall market. We’re basically — when we talked about that it was in the form of televisions and Blu-ray player, essentially CE connected devices. So, PCs aren’t included in that. You can get up to 400 million or 500 million if you start including things like PCs and every phone that we’re on. And I know there are other companies out there that talk about large numbers and they just — any place their software shows up gets counted.

We were specifically identifying devices that we typically receive a royalty on, that typically find their way into the living room. Going forward, how we expand or define that market, we’ll obviously provide more color going forward.

But, just so we’re clear, speaking about that 30 million, we will be above that 30 million. I think the wording we used in the last call and in our public statements is we’re moving well above 30 million. So, there is an overlap, in that the technology is actually two different things but are complementary. So with that I’ll tee it up to Fred.

<A - Fred Amoroso, President and Chief Executive Officer>: So, yes, we did say 15 million devices at the end of – by the end of 2011 or over the year. Look, to be very frank, we just haven’t gone through a detailed analysis of, is there overlaps of devices, do you add 15 and 30 and come up with 45 or 60 from what Dave just talked about. Suffice it to say that we have a high penetration within the devices, and the combination increases that penetration, so it’s all good and up and to the right. As we get further into the combination of the companies, we’ll provide more color around the footprint that we will have as we go forward. And, obviously, that footprint builds to our ad network and that ad network is a big part of our advertising strategy.

<Q - Jeff Rath>: Got it. James, just a last question, financial question for you, or actually James and Fred. One of your deliverables, I guess, to the financial community over the last few years at Rovi is your incredible ability to drive operating leverage through the acquisitions that you have made.

Looking at sort of Sonic DivX on a standalone basis, they are still very heavy in the investment mode. I know you’ve shared with us some of your views on sort of shorter-term cost synergies. But how do you think more medium term about your ability to drive significant margin expansion as part of the acquisitions here from the standalone Sonic DivX? Can we see some real significant margin expansion here in the years to come, any color there, just anecdotal would be helpful? Thanks.

<A - Fred Amoroso, President and Chief Executive Officer>: Well let me give you a little bit of a high level and then I’ll ask James if he would like to comment on a more detail level. So, first of all, just from a strategic perspective, right, what we do is, we’ve created I think a very – I don’t say I think, I know, a very targeted vision. We have a strong view of the marketplace, what’s developing, what customers need. We have a position and a strategy within the company where we look through our customers to their customers in order to create value. So, when we do that, we create a very, very focused strategy about where investments should be made and the value of those investments.

So that allows us to become focused and say that look, we want to invest in these areas because they’re more strategically important and there’s areas that we don’t want to invest in because it might be nice, but it’s not particularly core to what we are trying to accomplish. So the level of management discipline, I think, is one of the key value propositions that we’ve tried to really work on hard and leverage here. So, some of that could drive synergy.

You should not underestimate, though, the value of our IP portfolio, as you see more and more of what we’ve been able to announce with customers taking our Web and mobile patents, as we look at more of the opportunity to license our IP portfolio over more devices and a greater footprint. The ability for us to drive the profits associated with our patent portfolio allows us to make the tremendous investments in all these new products as we’ve done with TotalGuide, and at the same time deliver high margin returns to our customers.

So, in that regard we’re a very advantaged company as opposed to somebody that’s in this space who really wants to do some things, but more — has to pay us for that position of the patent, then where we are, where we’re leveraging it as part of the penetration and the profits that we are driving across our business.

You want to comment, James?

<A - James Budge, Chief Financial Officer>: This data, I think Fred captured really well. I would just simply say that we have a history and we enjoy driving high margins and returning value to our shareholders and I would expect that to continue.

<Q - Jeff Rath>: All right. Thanks very much.

<A - Fred Amoroso, President and Chief Executive Officer>: Said so simply. That’s the difference between James and I. He has much more fewer words than I do.

Operator

Thank you. The next question comes from John Vinh with Collins Stewart. Please go ahead.

<A - Fred Amoroso, President and Chief Executive Officer>: Hello, John.

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Hey, John.

<Q - John Vinh>: Hey. Thanks for squeezing me in here. First clarification is on the RoxioNow, the 30 million devices. Can you clarify, if you receive a royalty stream from that, a variable royalty stream from that? And then second clarification is in your $0.05 to $0.10 accretion number for 2011, do you currently have 30 million device number baked into that?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: So on the second question, no. The first question, yes, we typically have a revenue stream. It plays out in a variety of ways and in some cases we get per unit transactions and in many cases we get per unit transactions actually on the chipset. We have development agreements and licensing agreements for software. We obviously have a per unit transaction on the actual movies that are rented or sold, or if you are using — you’ll hear about subscription plans from a lot of companies and new partnerships from us where those all have some level per transaction, given that the rights are held by us that we take the credit card, pay the studio and then pay out of our cut whoever the partner is.

We have transactional revenues in the form of — on those devices. People — those devices that point to our cloud and the files that reside in that cloud. So if it’s Avatar and there is 50 versions of Avatar, there are 50 versions because each device fundamentally has a different codec or DRM or the communication path to the chipset is different. So, what that means is, ultimately if you want to access our cloud and you want to access this rights, library and content you need two pieces of the puzzle, you need a chipset that knows how to talk to the cloud and we own the cloud, and there is a transaction to use that cloud.

So, there are lot of different ways. This phase is changing rapidly. We probably receive revenue in about 10 different ways. We’ve guided the market towards four. It’s constantly changing and certainly we are in a very strong position relative to the technology we built. The reason this Rovi deal makes so much sense is they’re in a strong position, from not only technology, but IP.

And so, we solved massive problems right now by putting these two companies together for CE manufacturers, retailers and of course in Sonic’s case, our most important customer, the studios. This is a big piece of the pipeline that they need to get that movie from your home to a device into – sorry — from the studio to your home.

And, I suspect, going forward, you’ll hear plenty of new models and you have two — small companies who can respond quickly, who are in very strong positions. So, whatever — you can expect to hear some different models from us going forward as the market evolves and newer people enter and we certainly have plenty of leverage to make sure that we have a profitable business.

<A - Fred Amoroso, President and Chief Executive Officer>: So, John, I would just add here that Sonic — Dave in the call and others certainly have given an expectation about where they expected their business to go over the coming near-term, and that depending on who you are and how you interpret it you would have had some expectation of the amount of devices that they capably would have been on.

You can imagine in a process that we went through, we tried to be fairly conservative, so we went in and looked at the models and gave some appropriate haircut. And that’s the model that we’re coming out with. So, whatever the expectation out there was for devices that the capability would be on, you can expect that we probably took some haircut to it and that’s the model we’re going forward with and that’s all baked into the $0.05 to $0.10 accretion.

<Q - John Vinh>: Okay, that’s very helpful. And then just to follow up on – Dave, you’d mentioned IP. Are there any key patents that are being acquired here, and does this have any sort of impact on your kind of ability or timeline to sign additional non-linear IPTV agreements going forward?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: Well, Sonic does have about 100 patents in their portfolio. They’ve never pursued IP licensing as a business component. Obviously, we have those skills. There is a fairly significant patent what’s called the 621 patent that’s very unique in terms of being able to manage across multiple different environments. And we believe that has a significant additional value proposition for our IP licensing business. But all of that is honestly upside to be leveraged. That’s not the primary reason we did the deal. But certainly helps in that context as well.

So I think at this point we’re running for a while, I think if, Christine, we have time for maybe one more question.

Operator

Thank you. The last question comes from Jim Goss from Barrington Research. Please go ahead.

<A - Fred Amoroso, President and Chief Executive Officer>: Jim.

<Q - James Goss>: Hi. Thank you. Just a couple of things. First, I was wondering about the – looking at the customer list, they do pretty much overlap between content providers, CE manufacturers, CE retailers, service providers is the exception. You started to talk about that, and I was thinking, historically cable companies and others of that ilk tend to look at technology and feel they can do it on their own. And I’m wondering how you get over that hurdle, because it would seem like the RoxioNow powered interface and solution would work very well with their VOD business. But, how do you get to that point and get over that hump?

<A - Dave Habiger, President and Chief Executive Officer, Sonic Solutions>: There is no hump on that, Jim.

They’re two different ecosystems. If you want to be on a CE device and a platform that’s technically a completely different infrastructure than delivering a movie to a set-top box in your home. So, it requires technology, IP, it requires chipsets that were designed three years ago when we started building out and working with partners, that then shipped and get developed and deployed a year ago. And it’s an area where you should expect to hear plenty of those folks entering the space, and as we’ve indicated in previous calls, we will be very much involved in that process.

<A - Fred Amoroso, President and Chief Executive Officer>: So, let me give you a little bit more color on the service providers. First and foremost, look, they don’t all do it themselves. Certainly, the tier 1, the very largest service providers, top five or a few more obviously have great capability. They have resource. They do things on their own. As you get into the smaller providers, they just — they don’t have as much capability and they look for more bundled solutions.

Notwithstanding that, every service provider doesn’t do their VOD environment by themselves. They have services. They have other companies that provide both the content and the infrastructure to deliver video on demand in their back end infrastructure. So, there is already a characteristic in the industry broadly of using others to provide capability.

And then lastly, what we were talking about in our whole orientation is not to provide just a single user interface that everyone must subscribe to, but to provide a series of cloud-based solutions that enable the service providers, as well as the CE manufacturers for that matter, to uniquely craft the solutions on their own by some form of the user interface that they could brand and create some form of flexibility in how they deliver that user interface and those value propositions to the customers. So I actually feel we’re arming very well the components that the service providers could use to move into this marketplace much more quickly than if they all tried to knit it together themselves.

<Q - James Goss>: Okay, that’s terrific. The one other thing I’d bring up, in speaking with Dave, seemed excited about MainConcept. But I didn’t really feel out of additional plans that I suspect it were sort of in the works, and I wonder either Dave or Fred could talk about how MainConcept might be utilized in a more robust way than it’s been to this point?

<A - Fred Amoroso, President and Chief Executive Officer>: So, again, I’ll just go back to what I said earlier, which is that we will look at, across the board, all the different components in the business units of Sonic and how each one lends, I think, a critical part of our focused strategy. And as I said in my prepared remarks, one of the things that’s key is, is for us to leverage all of the different assets that we’ve created we didn’t just buy Sonic because of RoxioNow, but certainly that was the key part of the value proposition.

Having multiple codec environments is a key opportunity to support multiplicity of devices and as we see a lot of the components that Sonic has, including MainConcept, we think that these could be added as a cloud-based offering that we could integrate with our solution or add to our customers’ value proposition depending upon the uniqueness of the customer.

<Q - James Goss>: Okay.

Fred Amoroso, President and Chief Executive Officer

So with that I just want to extend my appreciation for all of you who participated in this on what we recognize a short notice from the time the press release went out last night, and as I hope you can see we are very, very excited about the combination, the opportunity and value that this creates for both companies for both company shareholders, stockholders and even more importantly for our customers in the marketplace, as we can continue to grow and develop greater capability as part of this hugely transforming market. We look forward to talking with each of you more at CES and on subsequent meetings and discussions that we would have. Thank you.

James Budge, Chief Financial Officer

Thank you.

Operator

Thank you. This concludes the Rovi special investor conference call. Thank you for participating. You may now disconnect.

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945 , attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable and structure of the transaction between Rovi Corporation and Sonic Solutions, the transaction’s anticipated strategic and financial benefits; and the potential impacts of the transaction on both Rovi’s and Sonic’s organizations. The statements made by Rovi and Sonic in this document are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solution’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this document, except as required by law.